Filed by Galaxy Digital Holdings Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: BitGo Holdings, Inc.

(Commission File No.: 132-02843)

The following is a transcript from the Galaxy Digital Investors Conference Call on May 5, 2021 with Michael Novogratz, Founder, CEO and Chairman of Galaxy Digital, Michael A. Belshe, Co-Founder, CEO and Chairman of BitGo, Inc., Damien Vanderwilt, Co-President & Head-Global Markets, Galaxy Digital Holdings Ltd. and Christopher C. Ferraro Opco Manager & Co-President, Galaxy Digital Holdings Ltd:

Operator: Good day and welcome to the Galaxy Digital Investors Conference Call. Today’s conference is being recorded. At this time, I would like to turn the conference over to Galaxy Digital Investor Relations. Please go ahead.

Unverified Participant

Good morning and welcome to Galaxy Digital’s announcement call for the acquisition of BitGo. Before we begin, please note that our remarks today may include forward-looking statements. Actual results may differ materially from those indicated or implied by our forward-looking statements as a result of various factors, including those identified in our filings with the Canadian securities regulatory authorities on SEDAR and available on our website or in future filings we make with other securities regulators.

Forward-looking statements speak only as of today and will not be updated. In addition, none of the information on this call constitutes a recommendation, solicitation or offer by Galaxy Digital or its affiliates to buy or sell any securities, including Galaxy Digital securities.

With that, I’ll now turn it over to Mike Novogratz, Founder, CEO and Chairman of Galaxy Digital.

Michael Edward Novogratz

Founder, Chief Executive Officer & Chairman, Galaxy Digital Holdings Ltd.

Well, good morning, everyone. And I’m excited to be here today. It’s a spectacular New York day, even though it’s foggy, it’s spectacular mostly because of our announcement. Early this morning, we announced that Galaxy Digital has agreed to acquire BitGo. This will be a first-of-its-kind deal that positions Galaxy as a true one-stop shop in digital assets and financial services. At close, this deal makes the Galaxy a truly full-service global platform for institutions seeking access to the crypto economy with an unparalleled breadth of products and services offered at scale to our clients.

I’m joined on the call today by Galaxy’s Co-Presidents Damien Vanderwilt and Chris Ferraro and BitGo’s CEO, Mike Belshe. We look forward to walk you through how we think about this game changing acquisition.

Turning to slide 4, I want to remind everyone why I started Galaxy Digital and why I am so excited about this acquisition. Our mission is to institutionalize digital asset ecosystems and blockchain technology. That’s our North Star. We’ve designed a strategy to serve that mission by acting as a bridge between crypto and institutional worlds.

Turning to the next slide. In order to execute on that mission and strategy, we feel Galaxy as an ecosystem to drive long-term growth through five business lines. Galaxy is a high-growth, technology-driven, diversified financial services and investment management innovator, providing our clients with full suite of scaled institutional quality financial solutions.

As we lay it out, you can see some of the remarkable achievements we had in the short history of our company, whether it’s growing our assets under management to over $1.3 billion, scaling the trading business to make markets in over 60 coins, directly investing in some of the most exciting startups, we’re tracking really strong talent to execute on our long-term goals.

We also apply our compliance first mindset to everything we do harnessing our team’s expertise to develop as a best-in-class financial and technology companies globally. Our five business lines complement and reinforce each other with four client-centric offerings serving a variety of investor and corporate needs as they increasingly inhabit the digital assets world. We also directly invest in this space through our Principal Investments segment where our venture teams evaluate thousands of opportunities across the digital assets ecosystem.

And we’ve had a long track record of innovation. I’ve been investing in cryptocurrency for almost 10 years now and built Galaxy as I started to see a paradigm shift in the industry, leading to a public listing in 2018 and our uplist from the TSX Venture to the TSX last year. While I’ve been a crypto evangelist for quite some time now, I can say with full confidence this is now a completely different market than when I bought my first bitcoin 10 years ago.

Turning the slide, the caliber of institutions and individuals in this space now is dramatically different than when we started. I can isolate for you numerous secular tailwinds propelling our industry starting with investment growth in this space. Money living through Galaxy’s two separate VC funds is pouring into companies that are changing the landscape across several sectors.

Institutions and large corporations are beginning to view cryptocurrencies as inflation hedges and stores of value. The regulatory landscape is evolving and compliance best practices are beginning to develop and there’s some significant adoption milestones in just the past few months alone, most notably the successful Coinbase US listing.

Turning to slide 7, we’re executing against the still unbound opportunity of this sector. We know there’s an expectation that adoption will ramp up soon. A recent Fidelity Digital Assets survey showed 91% of institutional investors that are expected to add digital assets and will do so by 2025. That would be about triple where we are today.

Building on the undercurrent of increasing demand, we believe novel and serviceable TAM to be significant. Most immediately, there are over $170 billion of daily crypto trading volumes for us to address. And there are sizable opportunities in other digital assets infrastructure-related areas like prime or custody servicing.

For what it’s worth this is just what we see today as on the horizon with businesses we currently have before considering long-term opportunities in areas like applications in NFTs and broader tokenization. We believe we’re still in early innings in this industry where people now buying into concepts like bitcoin and digital gold and Ethereum as a basis for DeFi. Longer term, though, the ecosystem has unbound upside as it takes on the size, distribution and impact of broader currencies and commodities and even becomes part of the infrastructure for global trade and commerce.

All-in-all, this is a rapidly growing attractive market for Galaxy to be in, but as our clients from Wall Street CEOs talk me every day, the market is still nascent and the infrastructure institutional investor demand isn’t widely offered. I’ll let our Co-President and Head of Global Markets explain that dynamic.

To sum it up, I want to reiterate my belief that the power of technology solutions and people we will have as a result of this acquisition will unlock unique value for our clients and our shareholders and drive long-term growth for our combined businesses.

I’d also like to express how excited I am to welcome Mike Belshe and the talented BitGo team to the Galaxy family.

With that, I’ll pass to Damien.

Damien Vanderwilt

Co-President & Head-Global Markets, Galaxy Digital Holdings Ltd.

Thank you, Mike. Thank you for laying the groundwork on the market opportunity that we all have the opportunity to execute against today. Even with the adoption milestones we’ve seen in crypto as of late, it’s just not easy for institutions to find secured, qualified and flexible custody servicing offerings. Filling that need is really key to enabling widespread adoption in this sector.

One of the most frequent questions I keep getting from our clients is where do I securely store my digital assets? It’s a first order question. And until today, I’ve been directing them to our network of trusted custodial partners. Moreover, the market is asking for next-gen technology that can adequately handle sophisticated needs, but that’s also tailor-made for crypto use cases [ph] end up (07:27) BitGo. Once we close, our clients will have the option to custody where they transact and Galaxy rely on the entire client lifecycle of transacting and holding digital assets.

Together, we will also be more able to innovate and develop new solutions to meet the market where it’s going. Galaxy can be the catalyst and accelerator behind this in Bitcoin, Ethereum and across the entire sector. This is transformational for both Galaxy and BitGo’s clients as all current Galaxy clients and the over 400 net new BitGo institutional clients will have access to a one-stop infrastructure and financial services provider with critical institutional grade security and functionalities.

I’d like to share with you on page 9 a little more about BitGo and what businesses and capabilities this acquisition adds to Galaxy. Adding BitGo establishes Galaxy as the preeminent one-stop digital asset shop for institutions. Beyond Galaxy’s existing services in trading, investment banking, asset management and mining, we’ll now be able to offer our clients custody, prime brokerage and portfolio and tech services. Secure and compliant custody is BitGo’s bread and butter.

BitGo also pioneered customizable portfolio and tech solutions that enable institutions and high net worth individuals to track assets, whether or not they keep their wallet with us, explore customizable tax configurations, integrate with top grade fund administrators and automate report generation. On top of that, 50% or more BitGo’s revenue comes from international clients, including a significant group of clients in EMEA and APAC, furthering Galaxy’s already global reach. Underpinning it all are BitGo’s innovative world-class engineers who specialize in blockchain infrastructure.

Before I turn the call over to Michael Belshe, I want to reiterate a few points I made on our last earnings call. I continue to have calls with clients and potential clients of Galaxy every day since I’ve joined Galaxy asking how do I get into crypto and how do I do it safely? These calls are from the largest and smartest companies and investment managers in the world. These calls are no longer just about bitcoin, clients needed advice across the entire sector.

These clients are calling Galaxy because we are the go-to trusted experts for institutional access to this space whether the client wants OTC products, completely bespoke structuring or strategic advice. And post-close, I can tell clients they have the option now to custody where they transact. This is one item our clients have requested frequently. We think this could be the linchpin to mainstream digital assets for institutions.

Well, that being said, we’ll continue to support all our current custodial relationships and allow clients to continue to custody with any unboarded and approved external custodians. I couldn’t be more excited to be part of the Galaxy journey and our next leg of growth with the addition of BitGo.

I’m now delighted to both welcome and turn over the call to Michael Belshe, BitGo’s Founder and CEO. Mike is going to walk you through BitGo’s key business lines and capabilities.

Michael A. Belshe

Co-Founder, Chief Executive Officer & Director, BitGo, Inc.

Thank you, Damien. First of all, thank Mike, Damien, Chris, a warm welcome to the Galaxy family. I’ve known and admire the Galaxy team for years now. We’ve worked together directly since 2018 with Galaxy originally invested in BitGo and I couldn’t be more thrilled to be joining at such an exciting time in Galaxy’s history. So we started BitGo in 2013, we’ve been a pioneer in developing leading custody and wallet infrastructure products, financial products including prime lending, trading and portfolio management, as well as tax solutions that mitigate and optimize capital efficiency.

We are the first independent regulator custodian purpose-built for digital assets and the only scales crypto infrastructure company that has been focused exclusively on serving institutional clients. Today, with a leading custody provider with over $40 billion in assets under custody, serving 150 exchanges and over 400 institutional clients worldwide, BitGo processes over $30 billion of monthly transactions, supports more than 400 coins and tokens and provides clients with the most comprehensive insurance available in the market. We’re also the third largest stable coin provider with WBTC. We serve customers in over 50 different countries and are trusted by some of the largest and most important cryptocurrency players and major financial institutions in this space.

I’d now like to spend some time walking through some of the key capabilities that BitGo brings to market. [indiscernible] (12:31) custody which is our core product, we are the world’s most secured and compliant digital asset custody solution. We safeguard our clients’ digital assets and qualified insured cold storage custody all through our regulated trust with licenses in both New York and South Dakota. Cold storage assets are held in segregated accounts. They are insured and secured by the strongest technology in the industry.

We also offer wallet capabilities, which provide clients [indiscernible] (12:57) between security and accessibility. Our clients can move assets seamlessly and reliably protected by BitGo’s pioneering multi-signature technology, multi-user policy controls and advanced security configurations. Our custody and wallet solutions are purpose-built for institutions, demanding the highest level of security and compliance for the digital assets.

Turning to prime brokerage, which is a great complement to Galaxy’s existing trading business, our prime solution combines access to liquidity with best-in-class security while connecting to multiple liquidity venues and allowing clients to trade directly and anonymously from the safety of insured cold storage. Also rounding up our product suite is our portfolio management and tax solutions, where our clients can view and manage their entire digital asset portfolio across stock exchanges, blockchain wallets and service providers, as we calculate cost basis realized gains, losses and tax-loss.

Behind all our products is the most secured infrastructure available in the market. We offer clients the most comprehensive insurance coverage in the industry with the foremost security standards in place for both hot and cold storage. BitGo Trust is a regularly audited and – regularly audited and required to meet rigorous standards for capitalization, anti-money laundering procedures, confidentiality, reporting and storage. And our full platform and our solutions are built with compliance to cybersecurity and [indiscernible] (14:18) towards the unique and sophisticated institutional customer.

Before I turn the call over to Chris to share the details of the transaction, I want to echo Mike and Damien’s excitement about the opportunity Galaxy is executing against. So I think Galaxy Digital represents an exciting new chapter for our company as our current clients gain access to a wide set of financial solutions, and we will now be in position to offer our best-in-class digital asset infrastructure capabilities to significantly more corporate, institutional and high net worth investor clients.

On behalf of my leadership team and the over 125 BitGo employees across the world, I want to share how thrilled we are to join the Galaxy team and further our shared mission to institutionalize digital asset ecosystems and blockchain technology. Chris?

Christopher C. Ferraro

Opco Manager & Co-President, Galaxy Digital Holdings Ltd.

Thanks, Mike. And we’re thrilled to have you joining us. Before I share the detail of the transaction, I want to highlight what we believe sets BitGo apart from the rest of the industry. And we think that is equally about BitGo’s DNA as is their technical and product capabilities.

First, BitGo is the only insured qualified independent custodian. Moreover, they’re the only provider offering institutional grade multi-venue trading and a robust portfolio management and tax solution. They were pioneers in the creation and commercialization of multi-sig non-custodial blockchain wallet technology. They have become early leaders in emerging cross-chain asset facilitation, having introduced [indiscernible] (15:39) to the Ethereum market in 2019 and to the TRON blockchain earlier this year.

And last but not least, BitGo like Galaxy prides itself on having a technology needs Wall Street background. Mike Belshe comes from a long and successful career in the technology world and has been able to assemble world-class blockchain product and engineering teams into BitGo. Moreover, Mike has also made sure to fill his leadership ranks with top talent from career Wall Street firms in order to best serve the rigorous demands of global financial institutions. And it’s this combination of high quality product and technical talent with seasoned financial institutional DNA that makes us so excited about the fit with the existing Galaxy team.

I’d now like to walk you through some of the specifics of the deal. First off, to reiterate, this deal solidifies Galaxy’s position as a leading global financial services provider for institutions assets and digital assets. BitGo has wallet and custody, portfolio management and tax tools that service clients beyond just the point of transaction and also adds the ability for our clients to custody where they trade. Adding $40-plus billion of AUC immediately establishes the combined company as a leader in both transactional security products as well as storage solutions. Moreover BitGo’s prime and trading offerings will further support our efforts to scale our own offerings in these areas and because approximately 50% of revenues from non-US clients immediately expands our global reach.

Second, on to our combined client base which supports Galaxy’s robust long-term growth through cross-selling opportunities. BitGo adds 400-plus net new accounts to Galaxy on day one representing a significant opportunity to cross-sell wider Galaxy offerings to BitGo clients and of equal importance to sell BitGo products into Galaxy’s existing client base. This transaction sells a frequent friction point for Galaxy clients providing a scaled, reliable custody product that doesn’t require these clients to look outside of our doors. And we’re adding over 10 experienced sales leaders to our institutional sales team.

Third, this deal diversifies Galaxy’s business with the addition of revenue streams that are significantly less correlated with digital asset prices. About 75% of BitGo’s revenue is reoccurring in nature and augments the current Galaxy trading business with tools like tax and portfolio management as we join in work towards building a best-in-class single dealer platform for institutional digital asset participation.

Lastly, adding BitGo enhances both our product innovation and development capabilities. After this deal closes, we’ll have a staff that’s balanced between tech and finance expertise as about 50% of BitGo is R&D engineering personnel. Mike Belshe brings significant tech experience and credentials to the combined company and we’re adding a West Coast presence to the BitGo’s Palo Alto headquarters.

With the BitGo acquisition, we’ll now set the standard for serving institutions in the digital asset ecosystem improving Galaxy’s market position, capabilities, human capital and geographic presence. The combination of the BitGo – of the

BitGo’s blockchain R&D talent with Galaxy’s digital assets financial services expertise enables us to introduce new more robust products to market faster with a differentiated degree of sophistication.

Finally, turning to the details of the transaction, we are acquiring a 100% of the outstanding shares of BitGo in a stock and cash deal. The implied valuation of this transaction is about $1.2 billion based on Galaxy’s closing share price as of May 4, 2021, yesterday. The purchase price reflects the strength of BitGo’s technology focused recurring revenue base model – revenue model and strong growth prospects we see for our combined business.

The cash portion of the purchase price will be funded using Galaxy’s balance sheet and we will issue incremental stock to acquire BitGo’s net digital assets. The transaction is expected to close in Q4 of 2021 subject to regulatory approvals, approval of our own domestication to the US by Galaxy shareholders and other customary closing conditions. Moreover, we will also be delighted to welcome Mike Belshe as Deputy CEO of Galaxy Digital and to the Galaxy Digital board of directors.

To summarize, the acquisition of BitGo makes Galaxy an even stronger company. We can now deliver increased value to our clients with a comprehensive suite of solutions covering the entire digital asset ecosystem. Galaxy will also be stronger financially with a greater share of recurring revenues and a diversified global client base. And lastly but most importantly, this accelerates our ability to achieve our stated mission to institutionalize digital asset ecosystems and blockchain technology.

I’ll now turn the call back to [ph] Novo (20:10) for closing remarks.

Michael Edward Novogratz

Founder, Chief Executive Officer & Chairman, Galaxy Digital Holdings Ltd.

Thanks, guys. So in sum, we at Galaxy remain committed to being a one-stop shop for institutions seeking access to the crystal – access to the crypto economy and look forward to continue to pride our clients’ and some industry leading solutions for the ever evolving needs. With the addition of Mike and the talented BitGo team, I’ve never been as bullish as I am today on Galaxy’s prospects. We have the right team, the right strategy to manage the mass opportunity in front of us.

I want to thank my team at Galaxy, who have been working tirelessly and around the clock to serve our clients and our industry. I want to do the same to the team at BitGo. Lastly, I’d like to thank you, our shareholders for your support. I look forward to speaking to you again shortly on our May 17th Q1 earnings call. Thanks a lot and have a great day.

Operator: Thank you. That will conclude today’s conference call. Thank you for your participation. Ladies and gentlemen, you may now disconnect.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of any of the proposed transactions. This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Additional Information

In connection with the proposed reorganization and combination, Galaxy will file a registration statement, including a management circular/prospectus and an information statement/prospectus, with the Securities and Exchange Commission (the “SEC”). GALAXY AND BITGO SHAREHOLDERS ARE ADVISED TO READ THE MANAGEMENT CIRCULAR/PROSPECTUS AND INFORMATION STATEMENT/PROSPECTUS, RESPECTIVELY, WHEN SUCH DOCUMENTS BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders may obtain a free copy of the registration statement and such other documents (when available) and any other relevant documents filed with the SEC from the SEC’s website at http://www.sec.gov. Copies of the management circular/prospectus and an information statement/prospectus can also be obtained, when available, without charge, from Galaxy’s website at https://investor.galaxydigital.io/.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

The information in this communication may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and "forward-looking information" under Canadian securities laws (collectively, "forward-looking statements"). Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. Statements that are not historical facts, including statements about the pending acquisition, domestication and the related transactions (the “transactions”), and the parties, perspectives and expectations, are forward-looking statements. In addition, any statements that refer to estimates, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this presentation may include, for example, statements about: our ability to complete the transactions; our expectations around the performance of our and the target’s business; our success in retaining or recruiting, or changes required in, our officers, key employees or directors following the transactions; or our financial performance following the transactions. The forward-looking statements contained in this communication are based on our current expectations and beliefs concerning future developments and their potential effects on us taking into account information currently available to us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could result in the failure to consummate the transactions; (2) the possibility that the terms and conditions set forth in any definitive agreements with respect to the transactions may differ materially from the terms and conditions set forth herein; (3) the outcome of any legal proceedings that may be instituted following the transactions and any definitive agreements with respect thereto; (4) the inability to complete the transactions due to the failure to satisfy conditions to closing in the definitive agreements with respect to the transactions including in respect of shareholder and stock exchange approvals; (5) changes to the proposed structure of the transactions that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the transactions; (6) the ability to meet and maintain listing standards following the consummation of the transactions; (7) the risk that the transactions disrupts current plans and operations; (8) costs related to the transactions; (9) changes in applicable laws or regulations; (10) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) changes or events that impact the cryptocurrency industry, including potential regulation, that are out of our control; (12) the risk that our business will not grow in line with our expectations or continue on its current trajectory; (13) the possibility that our addressable market is smaller than we have anticipated and/or that we may not gain share of it; (14) those other risks contained in the Annual Information Form for the year ended December 31, 2020 available on the Company's profile at www.sedar.com and (15) other risks and uncertainties to be indicated from time to time in filings made with the SEC. Should one or more of these risks or uncertainties materialize, they could cause our actual results to differ materially from the forward-looking statements. We are not undertaking any obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise. You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements.